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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 22, 2004
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:    Novartis 3rd Quarter 2004 Results Release, dated October 21, 2004

Investor Relations

Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

—Investor Relations Release—

Novartis delivers strong double-digit growth and margin expansion in first nine months and third quarter of 2004

Key figures

First nine months

	Nine months 2004		Nine months 2003		% Change

	USD m	% of sales	USD m	% of sales	USD	lc(1)

Sales	20 669		18 134		14	9

Pharmaceutical sales	13 528		11 641		16	11
Consumer Health sales	7 141		6 493		10	5
Operating income	5 005	24.2	4 283	23.6	17
Net income	4 389	21.2	3 656	20.2	20

Basic earnings per share/ADS	USD 1.79		USD 1.48		21

Third quarter

	Q3 2004		Q3 2003		% Change

	USD m	% of sales	USD m	% of sales	USD	lc

Sales	7 057		6 210		14	9

Pharmaceutical sales	4 646		4 041		15	11
Consumer Health sales	2 411		2 169		11	7
Operating income	1 717	24.3	1 469	23.7	17
Net income	1 547	21.9	1 277	20.6	21

Basic earnings per share/ADS	USD 0.63		USD 0.52		21

(1)
lc—Local currencies

All product names appearing in italics are trademarks of Novartis Group Companies
Unless otherwise stated, growth rates are in USD and comments refer to nine-month 2004 figures

  •
  Nine-month sales rise 14% (+9% lc) to USD 20.7 billion, with Pharmaceuticals growing 16% (+11% lc) and Consumer Health advancing 10% (+5% lc)

  •
  Pharmaceuticals continues to achieve strong double-digit growth and market share gains in a slowing global healthcare market, driven by enhanced leadership positions in the cardiovascular and oncology franchises

  •
  Consumer Health sales up 10% in USD due mainly to double-digit growth in OTC and Medical Nutrition, offsetting lower sales growth in Sandoz generics business

  •
  Operating income advances faster than sales, rising 17% to USD 5.0 billion, owing to excellent business performance and effective resource allocation

  •
  Net income up 20% to USD 4.4 billion, while EPS advances 21% to USD 1.79 per share

        Basel, October 21, 2004—Commenting on the nine-month results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "I am pleased with our strong double-digit performance in the first nine months of 2004. The rapid growth pace was driven by Pharmaceuticals, which once more gained market share and improved operating profit margins. Novartis is on track to deliver new record results in 2004."

Sales

Group sales up 14% to USD 20.7 billion

        The 14% sales increase (+9% lc) in the first nine months of 2004 was due to strong results in both Pharmaceuticals as well as Consumer Health, where OTC and Medical Nutrition offset lower sales growth in the Sandoz generics business. Currency benefits added five percentage points in addition to seven percentage points from volumes, which was the main growth driver. Acquisitions and price increases each added one percentage point to sales growth.

Pharmaceuticals sales rise 16% to USD 13.5 billion

        Pharmaceuticals realized double-digit sales growth for the first three quarters (+16%, +11% lc), with strong performances from key brands in both the primary care and specialty medicines portfolios, leading to growth ahead of the market in all key regions, particularly the US. Volumes contributed 10 percentage points, while currency benefits added five percentage points and price increases one percentage point.

        Primary care product sales (including mature products) as a group were up 14% (+9% lc), due mainly to the expansion of the cardiovascular franchise (+21%, +17% lc), which was driven by the anti-hypertensive medicines Diovan and Lotrel. Other key growth contributors were Lamisil, Trileptal, Zelnorm/Zelmac, Exelon and Elidel.

        Specialty medicines sales—comprising our activities in Oncology, Transplantation & Immunology, and Ophthalmics—were up 22% (+16% lc) and accounted for 33% of Pharmaceuticals sales versus 31% in the 2003 period. The oncology franchise reported a 27% (+21% lc) increase for the first nine months. The key oncology drugs Gleevec/Glivec, Zometa and Femara delivered dynamic growth as new data from study of these medicines continued to uncover new benefits for patients, contributing to the sales rise. Sales of the ophthalmics product Visudyne advanced 24% in USD.

        Excellent sales growth in the US (+12%) was ahead of the country's prescription drugs market performance, while Japan (+18%, +9% lc) and Europe (+19%, +9%lc) achieved solid growth despite difficult market conditions. Novartis increased its share of the global healthcare market to 4.48% in the first eight months of the year, up from 4.40% in the year-ago period, according to IMS Health, which reported a 7% rise in worldwide pharmaceutical sales for the first eight months of 2004.

Consumer Health sales climb 10% to USD 7.1 billion

        Nine-month sales rose 10% (+5% lc), due in particular to double-digit USD sales growth in OTC and Medical Nutrition. Key products in OTC delivered solid performances, such as Lamisil Topical (antifungal), Maalox (antacid) and Gas-X (anti-gas), while Medical Nutrition was boosted by the Mead Johnson acquisition, which added 26 percentage points to the 38% growth of Medical Nutrition. Sandoz suffered from comparative base effects after strong growth in 2003 due to the launch of the antibiotic AmoxC as well as from competitive pricing pressures, which resulted in growth of 2% in USD and a decline of 3% in local currencies. An overall increase in Consumer Health volumes contributed two percentage points, currencies added five percentage points while prices added one percentage point and acquisitions two percentage points to sales growth.

Management Changes

        Andreas Rummelt, currently head of Global Technical Operations in Pharmaceuticals and a member of the Pharma Executive Committee, has been named the new head of Sandoz, reporting to Dr. Vasella effective November 1, 2004. Dr. Rummelt, who has been with Novartis since 1985, has successfully held several management positions in R&D. As worldwide head of technical operations for Pharmaceuticals he enhanced the focus on quality, productivity improvement and inventory management. He will be replaced by Thomas van Laar, currently head of US Pharmaceutical Operations.

Operating income

Nine months

	Nine months 2004		Nine months 2003

	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	4 002	29.6	3 249	27.9	23
Consumer Health	997	14.0	990	15.2	1
Corporate income/expense, net	6		44

Total	5 005	24.2	4 283	23.6	17

Third quarter

	Q3 2004		Q3 2003

	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 387	29.9	1 137	28.1	22
Consumer Health	278	11.5	326	15.0	-15
Corporate income/expense, net	52		6

Total	1 717	24.3	1 469	23.7	17

Group operating income up 17% to USD 5.0 billion, rising faster than sales

        Operating income growth for the first nine months exceeded sales growth and resulted in a margin improvement of 0.6 percentage points from 23.6% in the year-ago period to 24.2%. This expansion was based on improvements in Costs of Goods Sold (COGS), which only expanded 11%. In addition, Marketing & Sales investments came down 0.5 percentage points, mainly owing to improvements in Pharmaceuticals. Research & Development costs increased 12%, but declined as a percentage of sales to 14.4% from 14.7% in 2003 as fewer milestone payments were triggered in pharmaceutical development. General & Administrative expenses also increased at a lower pace than sales, rising 11% and making up 5.3% of sales. Charges contained in Other Income & Expenses increased by USD 242 million, mainly due to lower divestment and hedging gains, a goodwill impairment charge of USD 73 million in Sandoz and an inventory write-down of USD 18 million in Animal Health.

Pharmaceuticals operating income climbs 23% to USD 4.0 billion

        In Pharmaceuticals, operating income expanded significantly faster than sales, rising 23% in USD and resulting in a margin expansion of 1.7 percentage points to 29.6%. This was based on an improvement of 0.9 percentage points in COGS from 14.5% of sales to 13.6% due to productivity gains and improved product mix. Marketing & Sales costs fell 0.7 percentage points to 32.1% of sales due to increased field-force productivity. R&D expenses rose 13%, mainly due to investments in the Novartis Institutes for BioMedical Research, but declined in the 2004 period as a percentage of sales to 18.3% from 18.8% as fewer upfront development costs and milestone payments were triggered compared to the same period in 2003. Charges contained in Other Income & Expenses increased over the nine-month period by 39% as a result of lower hedging gains and lower income from divestments versus 2003 where the sale of the Fiorinal product range resulted in an income of USD 178 million, while General & Administrative costs expanded slower than sales. Operating expenses are expected to be significantly higher in the fourth quarter compared to the same period in 2003, particularly in Marketing & Sales and Research & Development, in part due to the start of major phase III clinical trials.

Consumer Health operating income up 1% to USD 997 million

        Operating income rose 1% as strong business expansion in OTC and CIBA Vision were offset by impairments at Sandoz of USD 73 million related to the generic pharmaceuticals business in Germany as well as a one-time inventory write-down of USD 18 million in Animal Health and one-time costs of USD 13 million associated with the Mead Johnson acquisition in Medical Nutrition. Taking into account the current competitive environment in the generics market, numerous improvement measures are being evaluated and will be reported in the fourth quarter, and additional impairments cannot be excluded.

Group net income up 20% to USD 4.4 billion

        Net income for the first nine months rose 20% to USD 4.4 billion due to the strong organic business expansion and sharply higher income from associated companies.

Group outlook (barring any unforeseen events)

        Novartis remains on track to deliver excellent sales and earnings growth for 2004, exceeding its initial expectations due to the strong overall business performance. The Group expects for the full year to deliver high-single-digit sales growth and in Pharmaceuticals high-single-digit to low-double-digit sales growth in local currencies.

        Barring any unforeseen events, Novartis Group operating and net income are predicted for the full year 2004 to be markedly higher than last year.

Pharmaceutical business and key product highlights
(Note: All sales percentage figures refer to nine-month results)

Primary Care

        Diovan (+30%; +24% lc; +20% US) continued strong sales growth ahead of market in the US and worldwide. US market share gains led to an all-time market share high of 9% of the US anti-hypertension market and a market-leading 38.3% share of the fast-growing angiotensin receptor blocker (ARB) therapeutic category (as of September 2004). This therapeutic category has grown 18% to date in 2004 and is expected to be one of the dynamic pharmaceutical categories during the coming years. Sales growth has been driven by outcomes data from new mega-trials, the global rollout of higher dosages and the recent launch of the ongoing Novartis hypertension awareness program in the US.

        Lotrel (+11% US), the leading US fixed combination treatment for hypertension, sustained double-digit sales growth well ahead of market (+6% YTD). Higher sales have been driven by an increased focus on lower blood pressure goals set by national guidelines and the large number (up to 70%) of people being treated for hypertension that have not reached their goal and require more effective therapies. Lotrel, which is only sold in the US, is also benefiting from the recent launch of the hypertension awareness program in the US.

        Lamisil (+21%; +16% lc; +27% US), the leading treatment for fungal nail infections, extended its US market leadership position to a high of 66.3% (September 2004). Significant sales growth, particularly in the US, was driven by refreshed direct-to-consumer campaigns and increased educational programs raising disease awareness.

        Elidel (+55%; +53% lc; US: +40%), the No. 1 branded prescription agent for eczema, outperformed the market in sales and market share growth (+58% Elidel vs. 8.6% IMS top 16 countries as of August 2004).

        Zelnorm/Zelmac (+118%; +117% lc; US: +137%), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation, has surpassed 3.5 million prescriptions worldwide, including 2.5 million in the US, since its launch in July 2002. Results of the ZENSAA study with 2,660 patients, the largest IBS trial ever conducted, showed the treatment to be highly effective as a repeat treatment for women and additionally demonstrated significant improvements in important quality-of-life measures.

Specialty Medicines

Oncology

        Gleevec/Glivec (+47%; +38% lc; US: +24%), for all stages of Philadelphia-Chromosome positive chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), increased its growth rates in the third quarter, particularly due to further penetration in the European CML market and an increase in the average daily dose. Results of the largest trial ever conducted in GIST, which were recently published in The Lancet, showed significantly longer progression-free survival for patients taking 800 mg daily compared to patients on the standard 400 mg daily dose. The Glivec International Patient Assistance Program is now open in 67 countries providing treatment to more than 9,500 patients worldwide who otherwise would not have access to this innovative therapy.

        Zometa (+21%; +17% lc; US: +9%), the top intravenous bisphosphonate for bone metastases, maintained its market share and remains on track to become a blockbuster despite challenges related to US Medicare reimbursement policy and high penetration rates in breast cancer and myeloma. Zometa is making progress on increasing the use of intravenous (IV) bisphosphonates in the treatment of prostate and lung cancer patients, and it was submitted for regulatory approval in Japan for bone metastases in the third quarter.

        Femara (+65%; +58% lc; US: +121%), a leading first-line therapy for advanced breast cancer in postmenopausal women, kept up its robust growth rate as more patients benefit from the use of this anti-cancer agent in the treatment of post-menopausal women in the "extended adjuvant setting," meaning that they have undergone breast cancer surgery and have completed standard adjuvant tamoxifen treatment. Results from the final analysis of MA-17 were presented at the annual meeting of the American Society for Clinical Oncology (ASCO) in June 2004. The data showed that extended adjuvant treatment with Femara, following the standard use of tamoxifen, cut the risk of relapse by 42%.

Ophthalmics

        Nine-month sales rose 29% (+23% lc) due mainly to continued penetration of Visudyne (+24%; +19% lc; US: +15%) as the leading treatment for "wet" AMD (age-related macular degeneration) in the US as well as Europe. Improved Medicare reimbursement for additional lesion types drove US sales growth. Sales in Europe remained strong despite cost-containment measures in key markets.

Transplantation

        Sales for the transplantation business unit for the first three quarters of 2004 rose 2% (-5% lc), despite flat sales from the Neoral and Sandimmun franchise (USD 742 million; +0%; -6% lc). Novartis celebrated its 20 years of experience in transplantation at the International Society of Transplantation meeting in Vienna. The recently launched treatment myfortic is now registered in over 40 countries, including the US. Sales of myfortic were driven by market share gains in Germany and Switzerland as well as prescription growth in the US. Launch activities for Certican, a novel proliferation signal inhibitor, continue in select countries worldwide. Simulect, which reported a 20% increase in nine-month sales (+14% lc), received a positive recommendation from the UK National Institute for Clinical Excellence (NICE) in September.

Selected regulatory and clinical highlights

        Novartis is on target with the build-up of the Group's new research headquarters in Cambridge, Massachusetts. An additional 766 research associates have already been recruited, and the new research center is officially opened.

        Novartis expects to achieve its 2004 objectives for key development projects and regulatory milestones. Among the third-quarter developments:

  •
  Zelnorm received FDA approval in August 2004 for the additional indication of treating chronic idiopathic constipation in both men and women under age 65. About 4.5 million Americans are estimated to suffer from constipation most of the time, leading to about one million emergency room visits annually and thousands of hospitalizations. Separately, this product, known as Zelmac in other areas of the world, was submitted for EU regulatory approval in October.

  •
  A total of 22 countries, including the UK and some Latin American countries, have approved Diovan for a post-myocardial infarction indication based on positive data from the VALIANT (VALsartan In Acute myocardial iNfarcTion) trial. Novartis is pursuing this indication in 14 member states of the EU and in Iceland through the Mutual Recognition Procedure. National applications have been filed in the US, France, Switzerland and Australia as well as in certain Asian and Latin American countries. In the US, Novartis recently submitted additional data to the FDA to supplement its review, which was recently extended for three months.

  •
  Xolair, the first humanized therapeutic antibody for the treatment of asthma, was submitted in June for EU approval based on clinical trial experience in 5,500 patients. Results from these trials demonstrate that Xolair is an effective treatment option which should be considered as an add-on therapy for patients who continue to suffer with inadequately controlled severe asthma. Xolair was developed jointly with Genentech, Inc., and Tanox, Inc., and approved in the US in June 2003. It is estimated that more than 28,000 patients have been referred for Xolair treatment since launch. Xolair is also approved in Australia, New Zealand and Brazil.

  •
  In August, Switzerland became the first European country to grant approval for the use of Femara in the treatment of post-menopausal women who have undergone surgery for breast cancer and have taken tamoxifen for five years. The United Kingdom granted approval in September, and the FDA is expected to decide on approval by the end of October 2004 after granting priority review for this application in June 2004.

  •
  Zoledronic acid was submitted in the US and EU for regulatory approval for the treatment of Paget's disease, a chronic condition that causes abnormal bone growth. This compound is also being developed as a once yearly treatment for osteoporosis.

  •
  The EU's Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion in July recommending approval for Emselex (Enablex in the US) for the treatment of overactive bladder (OAB) in all 25 EU countries as well as Norway and Iceland. OAB is a very common condition estimated to affect about 16% of the world's population.

  •
  The landmark TARGET study, the largest ever safety study for a selective COX-2 inhibitor and published in August in The Lancet, showed that Prexige significantly reduced gastrointestinal events with no statistically significant difference in cardiovascular safety compared to two common non-steroidal anti-inflammatory drugs (NSAIDs). The results of this study underscore the favorable benefit/risk ratio for Prexige, even at multiples of the normal dose for chronic treatment. Prexige is progressing through the European MRP process. In the US, resubmission is expected in 2007.

  •
  Enrollment in CONFIRM 2, one of two pivotal trials investigating the anti-cancer drug PTK787 in colorectal cancer, has been completed following full enrollment in CONFIRM 1. PTK787 is being co-developed with Schering AG. Submission for US regulatory approval is planned for the second half of 2005.

  •
  Focalin XR extended release capsules, an investigational treatment for children and adults with Attention-Deficit/Hyperactivity Disorder (ADHD), has been submitted for US regulatory approval. If approved, Focalin XR will be the first and only once-daily methylphenidate approved for use in adult patients.

        During the fourth quarter, Novartis expects to receive the first phase III data for the renin inhibitor aliskiren (SPP100/hypertension) evaluating the blood pressure lowering effects of the combination of this new compound with valsartan, the active ingredient in Diovan.

        In addition, data from the BIG 1-98 trial on the aromatase inhibitor Femara (breast cancer) comparing five years of Femara with five years of tamoxifen for use in the early adjuvant setting is expected to be presented in January 2005.

        Also in Oncology, phase III clinical data for the iron chelator ICL670 (iron overload) is expected to become available by the end of 2004.

        To release pipeline information closely linked to news flow, Novartis will replace the R&D Day event scheduled for November 30, 2004, with several R&D updates beginning on January 20, 2005, coinciding with the reporting of full-year results.

Corporate

Corporate income/expense, net

        Net corporate income totaled USD 6 million in the first nine months of 2004 compared to an income of USD 44 million in the year-ago period.

Financial income, net

        Net financial income was USD 161 million in the first nine months of 2004, significantly less than USD 395 million in the year-ago period, due primarily to the current low-yield environment. The overall return on net liquidity was 3.3%, in part due to gains made on the sale of shares and options, compared to 8.0% in the year-ago period.

Result from associated companies

        Income from associated companies overall increased sharply to USD 137 million. As a consequence of Chiron's announcement of lower earnings due to flu vaccine production issues, the Novartis investment in Chiron contributed USD 36 million compared to USD 107 million in the year-ago period. We are anticipating that the Chiron investment will not provide any additional income in the fourth quarter of 2004. The investment in Roche resulted in income of USD 88 million for the first nine months of the year compared to an expense of USD 332 million a year ago.

Strong balance sheet

        In August 2004, Novartis announced the completion of the third share-repurchase program and the start of a fourth program to repurchase shares via a second trading line on the SWX Swiss Exchange. In 2004, a total of 22.8 million shares were repurchased for USD 1 billion to complete the third repurchase program. Since the start of the fourth program, a total of 10.6 million shares have been repurchased for USD 0.5 billion. Overall in 2004, a total of 36.4 million shares have been repurchased for USD 1.7 billion, which includes shares bought through the repurchase programs and additional shares bought on the first trading line. It is anticipated that shareholders will be requested at the next General Meeting to approve the retirement of the shares bought through the repurchase programs.

        Group equity amounted to USD 31.0 billion at September 30, 2004, an increase of USD 0.6 billion compared to the beginning of 2004 as Group net income of USD 4.4 billion and positive fair value adjustments of USD 0.3 billion more than offset a reduction of treasury share purchases of USD 1.7 billion, dividend payments of USD 2.0 billion and cumulative translation adjustments of USD 0.4 billion. The debt/equity ratio improved to 0.18:1 as of September 30, 2004, compared to 0.20:1 as of December 31, 2003.

        Novartis has maintained the strength of its balance sheet and continues to be one of the few non-financial European companies to have the highest Triple-A rating by Standard & Poor's and Moody's, a rating that has been retained since the creation of Novartis in 1996.

Cash flow

        The strong business expansion and proactive management of working capital led to higher cash flow from operating activities, which increased to USD 5.0 billion for the first nine months of 2004 compared to USD 4.8 billion in the year-ago period.

Novartis again named to the Dow Jones Sustainability Index

        Novartis has again been named as a member of the Dow Jones Sustainability Index, a recognition awarded to the Group annually since the global benchmark index for socially responsible investing was first launched in September 1999. Novartis is a member of both the Dow Jones Sustainability World Index (DJSI World) and the more selective Dow Jones STOXX Sustainability Index (DJSI STOXX), reflecting the company's commitment to being measured for its economic, environmental and social performance.

Disclaimer

        This release contains certain forward-looking statements relating to the Group's business, which can be identified by the use of forward-looking terminology such as "is on track", "remains on track", "expected", "is planned", "If approved. will be", "expects", "will", "are anticipating", "outlook", "are predicted", "is on target", or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further Important Dates

January 20, 2005	2004 full-year results and R&D update
Our next R&D update will take place at the Annual Results meeting
March 1, 2005	Annual General Meeting
April 21, 2005	First quarter results
July 14, 2005	First half and second quarter results
October 18, 2005	Nine-month and third quarter results

# # #

Novartis Global Investor Relations
Karen J. Huebscher, Ph.D. +41 61 324 84 33
International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	John Menditto	+1 212 830 24 44
Richard Jarvis	+41 61 324 43 53	Sabine Moravi	+1 212 830 24 56
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@group.novartis.com		e-mail: investor.relations@group.novartis.com
Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Consolidated income statements (unaudited)

Nine months

	Nine months 2004 USD m	Nine months 2003 USD m
			Change
			USD m	%

Total sales	20 669	18 134	2 535	14
Cost of goods sold	-4 743	-4 286	-457	11

Gross profit	15 926	13 848	2 078	15
Marketing & Sales	-6 373	-5 678	-695	12
Research & Development	-2 973	-2 664	-309	12
General & Administration	-1 088	-978	-110	11
Other income/expenses	-487	-245	-242	99

Operating income	5 005	4 283	722	17
Result from associated companies	137	-212	349
Financial income, net	161	395	-234	-59

Income before taxes and minority interests	5 303	4 466	837	19
Taxes	-902	-760	-142	19
Minority interests	-12	-50	38	-76

Net income	4 389	3 656	733	20

Average number of shares outstanding (million)	2 453.9	2 474.8
Basic earnings per share (USD)	1.79	1.48		21
Diluted earnings per share (USD)	1.78	1.45		23

Third quarter

			Change
	Q3 2004 USD m	Q3 2003 USD m	USD m	%

Total sales	7 057	6 210	847	14
Cost of goods sold	-1 613	-1 500	-113	8

Gross profit	5 444	4 710	734	16
Marketing & Sales	-2 109	-1 850	-259	14
Research & Development	-1 062	-878	-184	21
General & Administration	-361	-338	-23	7
Other income/expenses	-195	-175	-20	11

Operating income	1 717	1 469	248	17
Result from associated companies	111	25	86	344
Financial income, net	35	96	-61	-64

Income before taxes and minority interests	1 863	1 590	273	17
Taxes	-317	-271	-46	17
Minority interests	1	-42	43

Net income	1 547	1 277	270	21

Average number of shares outstanding (million)	2 440.7	2 478.0
Basic earnings per share (USD)	0.63	0.52		21
Diluted earnings per share (USD)	0.63	0.51		24

Condensed consolidated balance sheets

	Sept 30, 2004 (unaudited) USD m	Dec 31, 2003 USD m	Change USD m	Sept 30, 2003 (unaudited) USD m

Assets
Total long-term assets	27 982	27 044	938	25 814

Current assets
Inventories	3 440	3 346	94	3 231
Trade accounts receivable	4 492	4 376	116	4 253
Other current assets	1 439	1 292	147	1 180
Cash, short-term deposits and marketable securities	12 185	13 259	-1 074	11 851

Total current assets	21 556	22 273	-717	20 515

Total assets	49 538	49 317	221	46 329

Equity, minority interests and liabilities
Total equity	30 992	30 429	563	28 442

Minority interests	136	90	46	96

Long-term liabilities
Financial debts	2 915	3 191	-276	3 042
Other long-term liabilities	6 511	6 287	224	6 404
Total long-term liabilities	9 426	9 478	-52	9 446
Short-term liabilities
Trade accounts payable	1 568	1 665	-97	1 308
Financial debts and derivatives	2 616	2 779	-163	2 582
Other short-term liabilities	4 800	4 876	-76	4 455
Total short-term liabilities	8 984	9 320	-336	8 345

Total liabilities	18 410	18 798	-388	17 791

Total equity, minority interests and liabilities	49 538	49 317	221	46 329

Condensed consolidated changes in equity (unaudited)

	Nine months 2004 USD m	Nine months 2003 USD m	Change USD m

Consolidated equity at January 1	30 429	28 269	2 160
Dividends	-1 968	-1 724	-244
Purchase of treasury shares, net	-1 655	269	-1 924
Reduction of cumulative translation differences on partial repayment of capital of a subsidiary	-301		-301
Other translation effects	-151	1 310	-1 461
Net income for first nine months	4 389	3 656	733
Redemption of equity instruments		-3 458	3 458
Other equity movements	249	120	129

Consolidated equity at September 30	30 992	28 442	2 550

Condensed consolidated cash flow statements (unaudited)

First nine months

	Nine months 2004 USD m	Nine months 2003 USD m	Change USD m

Net income	4 389	3 656	733
Reversal of non-cash items
Taxes	902	760	142
Depreciation, amortization and impairments	1 028	954	74
Net financial income	-161	-395	234
Other	-268	35	-303

Net income adjusted for non-cash items	5 890	5 010	880
Interest and other financial receipts	352	470	-118
Interest and other financial payments	-106	-98	-8
Taxes paid	-886	-690	-196

Cash flow before working capital and provision changes	5 250	4 692	558
Restructuring payments and other cash payments out of provisions	-162	-143	-19
Change in net current assets and other operating cash flow items	-124	218	-342

Cash flow from operating activities	4 964	4 767	197

Investments in tangible fixed assets	-882	-826	-56
Increase in marketable securities, intangible and financial assets	-2 597	-137	-2 460

Cash flow used for investing activities	-3 479	-963	-2 516

Cash flow used for financing activities	-3 944	-5 176	1 232

Translation effect on cash and cash equivalents	-7	258	-265

Change in cash and cash equivalents	-2 466	-1 114	-1 352
Cash and cash equivalents at January 1	5 646	5 798	-152

Cash and cash equivalents at September 30	3 180	4 684	-1 504

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2004 USD m	Q3 2003 USD m	Change USD m

Net income	1 547	1 277	270
Reversal of non-cash items
Taxes	317	271	46
Depreciation, amortization and impairments	403	361	42
Net financial income	-35	-96	61
Other	-123	-5	-118

Net income adjusted for non-cash items	2 109	1 808	301
Interest and other financial receipts	119	59	60
Interest and other financial payments	-49	-49	—
Taxes paid	-158	-156	-2

Cash flow before working capital and provision changes	2 021	1 662	359
Restructuring payments and other cash payments out of provisions	-56	-68	12
Change in net current assets and other operating cash flow items	171	284	-113

Cash flow from operating activities	2 136	1 878	258

Investments in tangible fixed assets	-297	-311	14
Increase in marketable securities, intangible and financial assets	-1 273	-614	-659

Cash flow used for investing activities	-1 570	-925	-645

Cash flow used for financing activities	-952	-879	-73

Translation effect on cash and cash equivalents	-4	56	-60

Change in cash and cash equivalents	-390	130	-520
Cash and cash equivalents at July 1	3 570	4 554	-984

Cash and cash equivalents at September 30	3 180	4 684	-1 504

Sales by Division/Business Unit (unaudited)

First nine months

	Nine months 2004 USD m	Nine months 2003 USD m
			% change
			USD	lc

Pharmaceuticals	13 528	11 641	16	11

Sandoz	2 178	2 138	2	-3
OTC	1 443	1 273	13	7
Animal Health	547	502	9	3
Medical Nutrition	836	607	38	31
Infant & Baby	1 087	1 013	7	8
CIBA Vision	1 050	960	9	3

Consumer Health	7 141	6 493	10	5

Total	20 669	18 134	14	9

Third quarter

	Q3 2004 USD m	Q3 2003 USD m	% change
			USD	lc

Pharmaceuticals	4 646	4 041	15	11

Sandoz	722	675	7	2
OTC	478	443	8	3
Animal Health	194	163	19	15
Medical Nutrition	289	206	40	35
Infant & Baby	371	349	6	7
CIBA Vision	357	333	7	2

Consumer Health	2 411	2 169	11	7

Total	7 057	6 210	14	9

Operating income by Division/Business Unit (unaudited)

First nine months

	Nine months 2004		Nine months 2003
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	4 002	29.6	3 249	27.9	23

Sandoz	213	9.8	351	16.4	-39
OTC	293	20.3	216	17.0	36
Animal Health	42	7.7	61	12.2	-31
Medical Nutrition	71	8.5	54	8.9	31
Infant & Baby	206	19.0	188	18.6	10
CIBA Vision	185	17.6	137	14.3	35
Divisional Management costs	-13		-17

Consumer Health	997	14.0	990	15.2	1

Corporate income/expense, net	6		44

Total	5 005	24.2	4 283	23.6	17

Third quarter

	Q3 2004		Q3 2003
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 387	29.9	1 137	28.1	22

Sandoz	4	0.6	94	13.9	-96
OTC	105	22.0	82	18.5	28
Animal Health	1	0.5	21	12.9	-95
Medical Nutrition	30	10.4	18	8.7	67
Infant & Baby	76	20.5	70	20.1	9
CIBA Vision	67	18.8	48	14.4	40
Divisional Management costs	-5		-7

Consumer Health	278	11.5	326	15.0	-15

Corporate income/expense, net	52		6

Total	1 717	24.3	1 469	23.7	17

Consolidated income statements (unaudited)

First nine months

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	Nine months 2004 USD m	Nine months 2003 USD m	Nine months 2004 USD m	Nine months 2003 USD m	Nine months 2004 USD m	Nine months 2003 USD m	Nine months 2004 USD m	Nine months 2003 USD m

Sales to third parties	13 528	11 641	7 141	6 493			20 669	18 134
Sales to other Divisions/Business Units	108	86	60	65	-168	-151

Sales of Divisions/Business Units	13 636	11 727	7 201	6 558	-168	-151	20 669	18 134
Cost of goods sold	-1 837	-1 689	-3 093	-2 745	187	148	-4 743	-4 286

Gross profit	11 799	10 038	4 108	3 813	19	-3	15 926	13 848
Marketing & Sales	-4 340	-3 814	-2 033	-1 864			-6 373	-5 678
Research & Development	-2 469	-2 183	-392	-379	-112	-102	-2 973	-2 664
General & Administration	-454	-407	-402	-351	-232	-220	-1 088	-978
Other income/expenses	-534	-385	-284	-229	331	369	-487	-245

Operating income	4 002	3 249	997	990	6	44	5 005	4 283
Result from associated companies							137	-212
Financial income, net							161	395

Income before taxes and minority interests							5 303	4 466
Taxes							-902	-760
Minority interests							-12	-50

Net income							4 389	3 656

Consolidated income statements (unaudited)

Third quarter

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	Q3 2004 USD m	Q3 2003 USD m	Q3 2004 USD m	Q3 2003 USD m	Q3 2004 USD m	Q3 2003 USD m	Q3 2004 USD m	Q3 2003 USD m

Sales to third parties	4 646	4 041	2 411	2 169			7 057	6 210
Sales to other Divisions/Business Units	38	33	23	19	-61	-52

Sales of Divisions/Business Units	4 684	4 074	2 434	2 188	-61	-52	7 057	6 210
Cost of goods sold	-623	-587	-1 060	-962	70	49	-1 613	-1 500

Gross profit	4 061	3 487	1 374	1 226	9	-3	5 444	4 710
Marketing & Sales	-1 452	-1 257	-657	-593			-2 109	-1 850
Research & Development	-885	-717	-138	-127	-39	-34	-1 062	-878
General & Administration	-157	-140	-128	-121	-76	-77	-361	-338
Other income/expenses	-180	-236	-173	-59	158	120	-195	-175

Operating income	1 387	1 137	278	326	52	6	1 717	1 469
Result from associated companies							111	25
Financial income, net							35	96

Income before taxes and minority interests							1 863	1 590
Taxes							-317	-271
Minority interests							1	-42

Net income							1 547	1 277

Notes to the interim financial report for the first nine months ended September 30, 2004 (unaudited)

1.     Basis of preparation

        This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2003 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

        There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2003 Annual Report, except that the Group has amended its accounting estimate on recognizing impairments on available-for-sale equity securities. Impairments are now recorded when the fair value is less than cost at the interim reporting balance sheet date (previously when the fair value was 50% of cost for a sustained period of six months).

2.     Changes in the scope of consolidation and other significant transactions

        The following significant transactions were made during the nine months to September 30, 2004, and in 2003:

2004

Pharmaceuticals

        On July 21, Idenix completed an Initial Public Offering (IPO) of its shares. Novartis retained its existing stake at 57%. As a result, Group liquidity increased by USD 60 million.

Sandoz

        On June 30, Novartis acquired the Danish generics company Durascan A/S from AstraZeneca plc. Based on a preliminary estimate, goodwill of USD 61 million has been recorded on this transaction.

        On August 13, Novartis completed the acquisition of Sabex Holdings Ltd., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million. Based on the preliminary estimate, goodwill of USD 262 million has been recorded on this transaction.

        A total of USD 13 million of sales were recorded since the closure of these two transactions in the first nine months of 2004.

Medical Nutrition

        On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 159 million of sales being recorded in the first nine months of 2004. Based on a preliminary estimate, goodwill of USD 185 million has been recorded on this transaction.

Corporate

        During the first three quarters of 2004, Group financial income, net, has benefited from an exceptional recycled translation gain of USD 301 million from the partial repayment of capital of a subsidiary offset by USD 180 million of realized losses on marketable securities and the additional impairment charge of USD 90 million from the change in accounting estimate on available-for-sale securities.

2003

Pharmaceuticals

        On February 11, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

        On April 23, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

        On May 8, a total of 51% of the fully diluted capital stock of Idenix Pharmaceuticals Inc. was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from that date. Goodwill of USD 297 million has been recorded on this transaction.

3.     Principal currency translation rates

	Average rates Nine months 2004 USD	Average rates Nine months 2003 USD	Period-end rates Sept 30, 2004 USD	Period-end rates Dec 31, 2003 USD	Period-end rates Sept 30, 2003 USD

1 CHF	0.791	0.737	0.794	0.800	0.756
1 EUR	1.225	1.112	1.233	1.247	1.163
1 GBP	1.820	1.611	1.798	1.774	1.670
100 JPY	0.917	0.845	0.903	0.935	0.903

4.     Condensed consolidated change in liquidity

First nine months

	Nine months 2004 USD m	Nine months 2003 USD m	Change USD m

Change in cash and cash equivalents	-2 466	-1 114	-1 352
Change in marketable securities, financial debt and financial derivatives	1 831	369	1 462

Change in net liquidity	-635	-745	110
Net liquidity at January 1	7 289	6 972	317

Net liquidity at September 30	6 654	6 227	427

Third quarter

	Q3 2004 USD m	Q3 2003 USD m	Change USD m

Change in cash and cash equivalents	-390	130	-520
Change in marketable securities, financial debt and financial derivatives	731	1 930	-1 199

Change in net liquidity	341	2 060	-1 719
Net liquidity at July 1	6 313	4 167	2 146

Net liquidity at September 30	6 654	6 227	427

5.     Significant differences between IFRS and United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

        For further comments regarding the nature of these adjustments please consult Note 32 of the Novartis 2003 annual report.

	Nine months 2004 USD m	Nine months 2003 USD m

Net income under IFRS	4 389	3 656
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-270	-252
Purchase accounting: other acquisitions	16	-58
Purchase accounting: IFRS goodwill amortization	131	128
Available-for-sale securities and financial instruments	18	-134
Pension provisions	132	9
Share-based compensation	-234	-162
Consolidation of employee share-based compensation foundation	-5	-5
Deferred taxes	151	-49
In-process Research & Development arising on acquisitions	34	-296
Reversal of currency translation recycling gain	-301
Other	20	-26
Deferred tax effect on US GAAP adjustments	-48	-96

Net income under US GAAP	4 033	2 715

Basic earnings per share under US GAAP (USD)	1.71	1.14

Diluted earnings per share under US GAAP (USD)	1.70	1.12

	Sept 30, 2004 USD m	Sept 30, 2003 USD m

Equity under IFRS	30 992	28 442
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	2 837	3 045
Purchase accounting: other acquisitions	2 826	2 945
Purchase accounting: IFRS goodwill amortization	486	283
Pension provisions	1 341	1 148
Share-based compensation	-106	-171
Consolidation of employee share-based compensation foundation	-731	-645
Deferred taxes	-458	-596
In-process Research & Development arising on acquisitions	-1 297	-1 334
Other	-68	-61
Deferred tax effect on US GAAP adjustments	-210	-255

Equity under US GAAP	35 612	32 801

Supplementary information (unaudited)

Free cash flow

First nine months

	Nine months 2004 USD m	Nine months 2003 USD m	Change USD m

Cash flow from operating activities	4 964	4 767	197
Purchase of tangible fixed assets	-882	-826	-56
Purchase of intangible and financial assets	-674	-869	195
Sale of tangible, intangible and financial assets	618	836	-218
Dividends	-1 968	-1 724	-244

Free cash flow	2 058	2 184	-126

Third quarter

	Q3 2004 USD m	Q3 2003 USD m	Change USD m

Cash flow from operating activities	2 136	1 878	258
Purchase of tangible fixed assets	-297	-311	14
Purchase of intangible and financial assets	-283	-262	-21
Sale of tangible, intangible and financial assets	155	222	-67

Free cash flow	1 711	1 527	184

Share information

	Sept 30, 2004	Sept 30, 2003

Number of shares outstanding (million)	2 431.4	2 481.2
Registered share price (CHF)	58.20	51.10
ADS price (USD)	46.20	38.84
Market capitalization (USD billion)	112.4	96.4
Market capitalization (CHF billion)	141.5	126.8

Supplementary tables: First nine months 2004—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	1 009	20	1 268	27	2 277	30	24
Gleevec/Glivec	Chronic myeloid leukemia	268	24	900	43	1 168	47	38
Lamisil (group)	Fungal infections	403	27	458	8	861	21	16
Zometa	Cancer complications	463	9	325	31	788	21	17
Neoral/Sandimmun	Transplantation	135	-16	607	-4	742	0	-6
Lotrel	Hypertension	661	11	0	0	661	11	11
Sandostatin (group)	Acromegaly	267	15	335	11	602	18	13
Lescol	Cholesterol reduction	207	-3	345	3	552	6	0
Voltaren (group)	Inflammation/pain	7	-13	451	-1	458	5	-1
Trileptal	Epilepsy	285	31	91	30	376	32	31

Top ten products total		3 705	15	4 780	17	8 485	21	16
Visudyne	Macular degeneration	154	15	170	22	324	24	19
Exelon	Alzheimer's disease	135	-2	178	23	313	15	10
Miacalcic	Osteoporosis	182	-2	103	-12	285	-3	-6
Tegretol (incl. CR/XR)	Epilepsy	75	-11	208	4	283	4	-1
Femara	Breast cancer	115	121	156	28	271	65	58
Elidel	Eczema	205	40	51	160	256	55	53
Foradil	Asthma	9	29	225	2	234	11	3
Leponex/Clozaril	Schizophrenia	54	-16	180	1	234	4	-4
Zelmac/Zelnorm	Irritable bowel syndrome	192	137	35	49	227	118	117
Famvir	Antiviral	121	9	70	3	191	10	7

Top twenty products total		4 947	17	6 156	16	11 103	21	16
Rest of portfolio		527	-18	1 898	-5	2 425	-3	-8

Total		5 474	12	8 054	10	13 528	16	11

Supplementary tables: Q3 2004—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	351	22	437	25	788	28	24
Gleevec/Glivec	Chronic myeloid leukemia	93	29	318	42	411	47	39
Lamisil (group)	Fungal infections	158	22	186	6	344	17	13
Zometa	Cancer complications	151	-4	111	25	262	9	6
Neoral/Sandimmun	Transplantation	41	-18	199	-5	240	-3	-8
Lotrel	Hypertension	212	7	0	0	212	7	7
Sandostatin (group)	Acromegaly	95	20	112	10	207	20	15
Lescol	Cholesterol reduction	77	-7	118	8	195	6	1
Voltaren (group)	Inflammation/pain	2	0	157	2	159	7	2
Trileptal	Epilepsy	105	28	32	28	137	29	28

Top ten products total		1 285	13	1 670	16	2 955	19	15
Visudyne	Macular degeneration	56	19	58	23	114	27	22
Exelon	Alzheimer's disease	46	0	61	21	107	15	10
Miacalcic	Osteoporosis	63	-3	33	-17	96	-7	-8
Tegretol (incl. CR/XR)	Epilepsy	26	-13	72	5	98	2	-2
Femara	Breast cancer	46	130	55	43	101	80	74
Elidel	Eczema	68	31	16	119	84	42	40
Foradil	Asthma	3	50	76	7	79	16	8
Leponex/Clozaril	Schizophrenia	19	-17	59	-3	78	-1	-7
Zelmac/Zelnorm	Irritable bowel syndrome	71	97	12	17	83	80	78
Famvir	Antiviral	43	2	23	-1	66	3	2

Top twenty products total		1 726	15	2 135	15	3 861	19	15
Rest of portfolio		169	-19	616	-3	785	-2	-7

Total		1 895	11	2 751	10	4 646	15	11

Sales by region (unaudited)

First nine months

	Nine months 2004 USD m	Nine months 2003 USD m	% change		Nine months 2004 % of total	Nine months 2003 % of total
			USD	local currencies

Pharmaceuticals
US	5 474	4 873	12	12	40	42
Rest of world	8 054	6 768	19	10	60	58

TOTAL	13 528	11 641	16	11	100	100

Sandoz
US	709	826	-14	-15	33	39
Rest of world	1 469	1 312	12	4	67	61

Total	2 178	2 138	2	-3	100	100

OTC
US	378	378	0	0	26	30
Rest of world	1 065	895	19	10	74	70

Total	1 443	1 273	13	7	100	100

Animal Health
US	217	179	21	21	40	36
Rest of world	330	323	2	-7	60	64

Total	547	502	9	3	100	100

Medical Nutrition
US	310	188	65	65	37	31
Rest of world	526	419	26	15	63	69

Total	836	607	38	31	100	100

Infant & Baby
US	894	816	10	10	82	81
Rest of world	193	197	-2	1	18	19

Total	1 087	1 013	7	8	100	100

CIBA Vision
US	361	344	5	5	34	36
Rest of world	689	616	12	3	66	64

Total	1 050	960	9	3	100	100

Consumer Health
US	2 869	2 731	5	5	40	42
Rest of world	4 272	3 762	14	5	60	58

TOTAL	7 141	6 493	10	5	100	100

Group
US	8 343	7 604	10	10	40	42
Rest of world	12 326	10 530	17	8	60	58

TOTAL	20 669	18 134	14	9	100	100

Sales by region (unaudited)

Third quarter

			% change
	Q3 2004 USD m	Q3 2003 USD m	USD	local currencies	Q3 2004 % of total	Q3 2003 % of total

Pharmaceuticals
US	1 895	1 712	11	11	41	42
Rest of world	2 751	2 329	18	10	59	58

TOTAL	4 646	4 041	15	11	100	100

Sandoz
US	219	221	-1	-2	30	33
Rest of world	503	454	11	4	70	67

Total	722	675	7	2	100	100

OTC
US	129	133	-3	-3	27	30
Rest of world	349	310	13	5	73	70

Total	478	443	8	3	100	100

Animal Health
US	89	68	31	31	46	42
Rest of world	105	95	11	2	54	58

Total	194	163	19	15	100	100

Medical Nutrition
US	117	64	83	83	40	31
Rest of world	172	142	21	13	60	69

Total	289	206	40	35	100	100

Infant & Baby
US	305	281	9	9	82	81
Rest of world	66	68	-3	1	18	19

Total	371	349	6	7	100	100

CIBA Vision
US	127	120	6	6	36	36
Rest of world	230	213	8	0	64	64

Total	357	333	7	2	100	100

Consumer Health
US	986	887	11	11	41	41
Rest of world	1 425	1 282	11	4	59	59

TOTAL	2 411	2 169	11	7	100	100

Group
US	2 881	2 599	11	11	41	42
Rest of world	4 176	3 611	16	8	59	58

TOTAL	7 057	6 210	14	9	100	100

Quarterly analysis

Key figures by quarter

			Change
	Q3 2004 USD m	Q2 2004 USD m	USD m	%

Total sales	7 057	6 973	84	1
Operating income	1 717	1 794	-77	-4
Financial income, net	35	98	-63	-64
Taxes	-317	-321	4	-1
Net income	1 547	1 549	-2	0

Sales by region

			Change
	Q3 2004 USD m	Q2 2004 USD m	USD m	%

US	2 881	2 827	54	2
Europe	2 506	2 522	-16	-1
Rest of world	1 670	1 624	46	3

Total	7 057	6 973	84	1

Sales by division/business unit

			Change
	Q3 2004 USD m	Q2 2004 USD m	USD m	%

Pharmaceuticals	4 646	4 572	74	2

Sandoz	722	737	-15	-2
OTC	478	467	11	2
Animal Health	194	185	9	5
Medical Nutrition	289	289	0	0
Infant & Baby	371	367	4	1
CIBA Vision	357	356	1	0

Consumer Health	2 411	2 401	10	0

Total	7 057	6 973	84	1

Operating income by division/business unit

	Q3 2004 USD m	Q2 2004 USD m	Change
			USD m	%

Pharmaceuticals	1 387	1 369	18	1
Sandoz	4	125	-121	-97
OTC	105	83	22	27
Animal Health	1	22	-21	-95
Medical Nutrition	30	21	9	43
Infant & Baby	76	70	6	9
CIBA Vision	67	67	0	0
Divisional Management costs	-5	-4	-1	25

Consumer Health	278	384	-106	-28

Corporate income/expense, net	52	41	11	27

Total	1 717	1 794	-77	-4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: October 22, 2004	By:	/s/ MALCOLM CHEETHAM Name: Malcolm Cheetham Title: Head Group Financial Reporting and Accounting

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SIGNATURES